

Athyna, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Athyna, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 20, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	308,238	115,755
Accounts Receivable	162,854	8,330
Prepaid Expenses	68,896	10,268
Total Current Assets	539,988	134,353
Non-current Assets		
Computer and Office Equipment, net of Accumulated Depreciation	3,444	4,762
Intangible Assets: Brand, Website, and Domain Name, net of Accumulated Amortization	15,553	19,603
Total Non-Current Assets	18,997	24,365
TOTAL ASSETS	558,985	158,718
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	137,650	-
Due to Related Party	20,000	-
Deferred Revenue	176,582	22,813
Payroll Liabilities	230,402	206,863
Taxes Payable	-	6,339
Notes Payable - Current Portion	194,619	642,139
Notes Payable - Related Party	-	79,327
Total Current Liabilities	759,253	957,480
Long-term Liabilities		
Notes Payable	625,001	-
Future Equity Obligations (SAFE Notes)	309,573	148,715
Total Long-Term Liabilities	934,574	148,715
TOTAL LIABILITIES	1,693,827	1,106,195
EQUITY		
Accumulated Deficit	(1,134,842)	(947,477)
Total Equity	(1,134,842)	(947,477)
TOTAL LIABILITIES AND EQUITY	558,985	158,718

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	5,501,479	3,111,218
Cost of Revenue	3,427,055	1,941,080
Gross Profit	2,074,424	1,170,138
Operating Expenses		
Advertising and Marketing	199,058	76,037
General and Administrative	1,914,205	1,493,018
Research and Development	42,525	-
Depreciation	1,318	1,140
Amortization	4,050	3,642
Total Operating Expenses	2,161,155	1,573,836
Operating Income (loss)	(86,731)	(403,698)
Other Income		
Other	2,623	2,471
Total Other Income	2,623	2,471
Other Expense		
Loss on Sale of Revenue	8,741	96,521
Interest Expense	94,515	-
Total Other Expense	103,256	96,521
Earnings Before Income Taxes	(187,365)	(497,748)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (Loss)	(187,365)	(497,748)

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount			
Beginning Balance at 1/1/2022	8,000,000	-	-	(449,729)	(449,729)
Net Income (Loss)	-	-	-	(497,748)	(497,748)
Ending Balance 12/31/2022	8,000,000	-	-	(947,477)	(947,477)
Net Income (Loss)	-	-	-	(187,365)	(187,365)
Ending Balance 12/31/2023	8,000,000	-	-	(1,134,842)	(1,134,842)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(187,365)	(497,748)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,318	1,140
Amortization	4,050	3,642
Changes in Operating Assets and Liabilities:		
Accounts Payable	137,650	-
Payroll Liabilities	23,539	110,553
Accounts Receivable	(154,524)	21,061
Prepaid Expenses	(58,628)	(10,268)
Taxes Payable	(6,339)	6,339
Deferred Revenue	153,769	(7,041)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	100,835	125,425
Net Cash provided by (used in) Operating Activities	(86,530)	(372,323)
INVESTING ACTIVITIES		
Computer and Office Equipment	-	(1,069)
Domain Name	-	(7,413)
Net Cash provided by (used by) Investing Activities	-	(8,481)
FINANCING ACTIVITIES		
Proceeds from Future Equity Obligations (SAFE Notes)	160,858	148,715
Proceeds from Related Party	20,000	-
Proceeds from Notes Payable	98,155	164,656
Net Cash provided by (used in) Financing Activities	279,013	313,371
Cash at the beginning of period	115,755	183,188
Net Cash increase (decrease) for period	192,483	(67,433)
Cash at end of period	308,238	115,755

Athyna, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Athyna, Inc. ("the Company") was formed in Delaware on November 26th, 2019. The Company earns revenue through its global employment platform by facilitating hiring of talent through a labor hire model. Additionally, Athyna earns revenue by offering monthly subscriptions to offset carbon footprint, by trading credits in the market. The Company has no physical headquarters, but its postal address is in San Diego, California. The Company's customers are mostly located in the United States, with others located throughout Europe and Asia-Pacific.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

In October 2021, the Company completed the acquisition of certain assets from the company CARBON TECHNOLOGIES PTY LTD. Following this acquisition, there exist no intercompany transactions and the Company entered into a new line of business, as further disclosed in the "Intangible Assets" note.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to other companies who are looking to find a remote workforce. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to provide adequate workers for each client. Subscription periods are renewed automatically in a weekly, biweekly, 4-weeks or monthly basis. This could cause invoices collected in a particular month to contain deferred revenues belonging to a subsequent month. For the years ended 2023 and 2022, the Company had respective deferred revenues of $176,582 and $22,813 for prepaid subscriptions where cash was received with remaining performance obligations to be satisfied.

The Company also generates revenue from the abatement of greenhouse gas emissions of companies and their employees and other emission-intensive activities through the use of carbon offsets and carbon credits. Revenue from carbon offsetting is duly recognized within the same month that invoicing occurs.

A summary of the Company's revenue is provided below:

Revenue Type	2023	2022
Subscription Sales	5,475,473	3,093,836
Carbon Offsetting	26,006	17,383
Grand Total	5,501,479	3,111,218

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computer and Office Equipment	4 - 5	6,588	(3,144)	-	3,444
Grand Total	**-**	**6,588**	**(3,144)**	**-**	**3,444**

Intangible Assets

In October 2021, the Company completed the acquisition of certain assets from the company CARBON TECHNOLOGIES PTY LTD ("the Seller") for a total consideration of $15,833. As a result of this acquisition, the Company is now entitled to fully control and operate the brand "Nul" and it entered a new line of business, which consists of the abatement of greenhouse gas emissions of companies and their employees and other emission-intensive activities through the use of carbon offsets and carbon credits.

The intangible assets included customer and supplier relationships (including customer lists), internet domains, video and audiovisual material, Social Media accounts, design and contracts with offsetting projects. The acquisition of the assets did not include cash items held by the Seller including, but not limited to, cash bank balances, and term deposits; securities held by the Seller including, but not limited to, shares notes, bonds, and debentures. At the moment of the handover of operations, there were no liabilities, associated inventory, trade receivables or payables transferred to the Company. No goodwill was recognized as result of the transaction. The Company started operating "Nul" in January 2022, and management has estimated a useful life of 10 years for these intangible assets.

Furthermore, the Company acquired its web domain name in 2022. A summary of the Company's intangible assets is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Brand, Website, Other	10	15,833	(3,162)	-	12,670
Domain Name	3	7,413	(4,530)	-	2,883
Grand Total	**-**	**23,245**	**(7,692)**	**-**	**15,553**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2023, a total of $43,689 worth of receivables that were outstanding for more than 90 days are being collected through collection agencies or are under legal review to determine if management should write them off.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of software subscriptions, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In January 2021, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting, retaining, and rewarding key personnel. Awards may be granted in the form of Options, Restricted Stock Purchase Rights, Restricted Stock Bonuses, Restricted Stock Unit Awards or Other Stock-Based Awards. The maximum number of shares of Stock that may be issued under this Plan will be 2,000,000 shares and they may consist of authorized but unissued or reacquired shares of Capital Stock. The Restricted Stock Units that have been granted will fully vest and convert into shares of Common Stock after two (2) conditions are met: (i) complete 4 years of continuous service, and (ii) the occurrence of a liquidity event. No Restricted Stock Units have vested as of December 31, 2023.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of the Company's restricted stock units issued as compensation:

	Nonvested RSUs	Weighted Average Fair Value per Share
Nonvested units, January 1, 2022	1,707,292	$ 0.00001
Granted	449,719	$ 0.00001
Vested	-	$ -
Forfeited	(467,710)	$ 0.00001
Nonvested units, December 31, 2022	1,689,301	$ 0.00001
Granted	339,750	$ 0.00001
Vested	-	$ -
Forfeited	(171,570)	$ 0.00001
Nonvested units, December 31, 2023	1,857,481	$ 0.00001

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its 2023 tax return as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2023, the Company had an outstanding payable in the amount of $20,000 owed to its founder for operating expenses paid on the Company's behalf. These advances are not secured, do not accrue interest, and are due upon demand.

As of December 31, 2022, the Company had outstanding short-term loans in the total amount of $79,327 owed to immediate family members and friends of the founder. These notes were unsecured, accrued no interest, and were due upon demand. These loans were subsequently eliminated upon the Company's consolidation of its outstanding debts in March and July 2023 (please see Note 5 for further information).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023 and 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, and depending on the particular SAFE, the agreements shall either:

i. Automatically convert into the same class and series of Capital Stock sold during the financing event in an amount equal to the SAFE Purchase Price divided by either (1) the price-per-share equal to the Valuation Cap of $14M, or (2) the price-per-share of the Capital Stock sold during the financing event, multiplied by a Discount Rate of 100%, whichever calculation results in a greater number of shares; or

ii. At the Company's sole discretion, either (1) continue the term of the SAFE agreement without converting it to Capital Stock, or (2) issue to the investor the same class and series of Capital Stock sold during the financing event equal to the SAFE Purchase Price divided by (a) the lowest price-per-share of the Capital Stock sold during the financing event if the pre-money valuation of the Company is less than or equal to the Valuation Cap of $16M, or (b) the price-per-share equal to the Valuation Cap of $16M divided by the Company's fully-diluted capitalization if the pre-money valuation of the Company is greater than the Valuation Cap of $16M

Alternatively, upon the occurrence of a liquidity event, and depending on the particular SAFE, the agreements shall either:

i. Automatically give the investor the right to receive a portion of the proceeds equal to the greater of (1) the SAFE Purchase Price, or (2) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to the Valuation Cap of $14M divided by the Company's fully-diluted capitalization; or

ii. Provide the investor the option to either (1) receive a portion of the proceeds equal to the SAFE Purchase Price, or (2) receive a number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to the Valuation Cap of $16M divided by the Company's fully-diluted capitalization

Furthermore, certain SAFE agreements provide the right of the investor to receive dividends when and if declared by the Board of Directors in an amount equal to the declared dividend multiplied by the quotient of the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap of $14M divided by (y) the Company's fully-diluted capitalization.

Notes Payable – Throughout 2022, the Company entered into multiple short-term revenue-based financing arrangements with third parties whereby the Company received total proceeds of $1,238,323 with total fixed fees of $96,521 and various remittance rates applied towards future sales receivables until fully repaid. These fixed fees are added to the principal balance and are shown on the Statement of Operations as a "Loss on Sale of Revenue". The total ending balance of these loans was $642,139 as of December 31, 2022. In March and July 2023, the Company entered into two (2) loan agreements with the same lender to consolidate these outstanding debts along with the short-term loans owed to related parties (please see Note 3 for further information). The total new principal balance of $850,000 consists of $20,250 worth of fees, and payoffs worth $829,750. These loans bear an interest rate of 17.25%, are senior to all other debt, equity, or other commitments of the Company, and are secured by all Company assets. These loans are to be repaid over the course of 48 months and the Company has remained current on all payments, resulting in a total ending balance of $819,620 as of December 31, 2023.

Please see Note 3 regarding a related party payable.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Due to Related Party	20,000	N/A	Upon Demand	20,000	-	20,000	-	79,327	-	79,327	-
Notes Payable	819,620	17.25%	2025	194,619	625,001	819,620	-	642,139	-	642,139	-
SAFE Notes	309,573	N/A	N/A	-	309,573	309,573	-	-	148,715	148,715	-
Total				**214,619**	**934,574**	**1,149,193**	**-**	**721,466**	**148,715**	**870,181**	**-**

**Debt Principal Maturities 5
Years Subsequent to 2023**

Year	Amount
2024	214,619
2025	235,417
2026	279,396
2027	110,188
2028	-
Thereafter	-

*The SAFE Notes mature during a qualified equity financing or change of control event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. In June 2020, two individuals resigned their roles from the Board of Directors thereby forfeiting all 3,920,000 shares of Restricted Common Stock. These shares were subject to a vesting schedule, a condition the Company's sole Shareholder has removed upon transferring these shares to himself. As a result, 8,000,000 shares were issued and outstanding as of December 31, 2023 and 2022.

Voting: Holders of Common Stock are entitled to one vote per share.

Dividends: Holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Company's capital stock. RSUs holders may be entitled to Dividends Equivalents, when and if declared by the Board of Directors. As of December 31, 2023, no Dividends or Dividends Equivalents have been paid nor approved.

Note: Once the conditions set forth in the "Equity Based Compensation" note are met, the Restricted Stock Units will convert into shares of Common Stock with the same rights and privileges disclosed above.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 20, 2024, the date these financial statements were available to be issued.

In January 2024, the Company received an additional advance of $150,000 from the same lender that consolidated the Company's previous short-term debts (please see Note 5, "Notes Payable" for further information). This note bears an interest rate of 17.25% and matures in 48 months.

In March 2024, the Company entered into a loan agreement for $250,000 with an interest rate of 12.90% and a maximum repayment date of September 24th, 2025. This loan is secured by a portion of a future revenue stream. Payments are made with a remittance rate of 4.60% of each invoice collected through the Company's payment processing service.

In April, 2024, it was approved by the Directors Board and by Stockholder Resolution to issue an additional 1 million shares without voting rights. These shares are to be incorporated into the existing Equity Incentive Plan. As a result of this approval, a modification of the Certificate of Incorporation was enacted. The updated Certificate of Incorporation now states that the aggregate number of shares that the Company shall have authority to issue is 10,000,000 shares of Common Stock with a par value of $0.00001 per share ("Common Stock"), and 1,000,000 restricted shares of capital stock with a par value of $0.00001 per share ("Restricted Stock").

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities and negative working capital during the periods under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.